FILED BY PEOPLESOFT, INC. PURSUANT TO RULE 425
UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14a-12 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: J.D. EDWARDS & COMPANY
COMMISSION FILE NO. 000-23091

Script of Craig Conway’s
Video-taped Remarks To JD Edwards’
“Quest” User Conference, June 9, 2003

Hi. I am Craig Conway, President and CEO of PeopleSoft. Bob asked me to share my thoughts on the proposed merger of JD Edwards with PeopleSoft, and I’m thrilled to be able to do that here at Quest.

One of the most common questions I received last week after the announcement was what was the rationale for the merger, and how long have the two companies been talking. The real answer to that question is several years.

You see, JD Edwards and PeopleSoft are remarkably similar companies founded by two remarkably similar people. In fact, Ed McVaney and Dave Duffield were so similar that people thought they could have been “twins separated at birth”. They both believed in innovated technology, dedication to customer service, and respect for employees.

And both companies grew and prospered.

JD Edwards became a leader in midmarket enterprise applications, and PeopleSoft became a leader in large enterprise applications. JD Edwards excelled in asset intensive industries such as manufacturing, consumer package goods, construction, pulp and paper, life science, real estate. PeopleSoft excelled in service industries such as financial services, telecom, healthcare, government, education, staffing. And although both companies were successful in different segments of the market, neither lost sight of the other, or respect for each other’s accomplishments.

The rationale for the merger was simple. JD Edwards and PeopleSoft could do more together for customers than either company could do separately. Stronger products on more hardware and software platforms in more countries with more services and better support. As time goes on, those are the benefits that should be apparent to all customers.

Now the most common question I have received from customers has been what is the implication of the merger on the investment I have already made. Again, the answer is simple. Protect it. There is no benefit to acquiring a company of 6,500 satisfied customers and forcing them to do something they don’t want to do. A much better strategy would be to offer customers additional value, while protecting their investment. And that is what we intend to do.

PeopleSoft will offer three product families. One product family for the AS400 market. One product family for the mid market. And one product family for the large enterprise market. In fact, these product families will actually include products from both JD Edwards and PeopleSoft.

There will be many, many product advantages that result from this merger. But no matter how compelling the product advantages, the choice should always be elective not mandatory, and at the customer’s convenience not ours.

Dedication to customer service is one of the common values to both companies so our intent is to provide the same high level of support for the JD Edward products that you have come to expect from JD Edwards and PeopleSoft. Innovative technology, dedication to customer service, respect for employees. Those were the values common to both JD Edwards and PeopleSoft. And those are the values we will continue to follow.

Thanks very much.

Forward Looking Statements

Statements made in this transcript indicating PeopleSoft’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause PeopleSoft’s actual results to differ materially from those projected in such forward-looking statements, including: economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in PeopleSoft’s filings with the Securities and Exchange Commission. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards & Company include: the risk that the two companies’ businesses will not be integrated successfully; costs related to the proposed merger; failure of the companies’ stockholders to approve the merger; the satisfaction of closing conditions to the merger, including the receipt of regulatory approvals; the failure to retain key employees or to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting the two companies’ generally as set forth in their most recent filings with the Securities and Exchange Commission, which are available without charge at www.sec.gov. Further risks and uncertainties associated with Oracle’s pending tender offer include: the risk that PeopleSoft’s customers may delay or refrain from purchasing PeopleSoft products due to uncertainties about PeopleSoft’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with PeopleSoft; the risk that if the Oracle tender offer is unsuccessful the anticipated benefits from the J.D. Edwards acquisition might not be realized as described above; the risk that stockholder litigation commenced in connection with Oracle’s tender offer might result in significant costs of defense, indemnification and liability; and the risks that the Board of Directors’ analysis and the bases of their recommendation to the stockholders ultimately may prove to be inaccurate. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. PeopleSoft is under no obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

PeopleSoft stockholders should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9, to be filed June 12, 2003 with the Securities and Exchange Commission. PeopleSoft also intends to file a registration statement on Form S-4 and proxy materials with the SEC shortly after the date of these remarks with respect to the proposed acquisition of J.D. Edwards & Company pursuant to the Agreement and Plan of Merger dated June 1, 2003 among PeopleSoft , J.D. Edwards & Company, and Jersey Acquisition Corporation, a wholly-owned subsidiary of PeopleSoft. Stockholders should read these documents and any amendments or supplements thereto when they become available because they contain important information. Copies of such documents may be obtained without charge at the SEC’s website at www.sec.gov.

The directors, certain executive officers and other employees and representatives of PeopleSoft may be deemed to be participants in the solicitation of proxies in connection with special meetings of stockholders which may be scheduled in connection with obtaining any necessary stockholder approvals relating to the proposed acquisition of J.D. Edwards & Company. Information regarding such participants will be included in the proxy solicitation materials described above when they are filed.